                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                   JENNIFER CONVERTIBLES, INC. (the "Company")
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    476153101
                             ----------------------
                                 (CUSIP Number)

                            419 Crossways Park Drive
                               Woodbury, NY 11797

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 with copies to:

                              Kenneth R. Koch, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                                666 Third Avenue
                         The Chrysler Center-25th Floor
                            New York, New York 10017
                                 (212) 935-3000

                                January 12, 2001
                   ------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 476153101
-------------------

1     Name of Reporting Person                  Harley J. Greenfield
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                                OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power         345,458*

                                     *Includes options to purchase an aggregate of 100,000 shares of common stock.

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             0
Beneficially Owned by
Reporting Person With                -------------------------------------------

                                9    Sole Dispositive Power    345,458*

                                     *Includes options to purchase an aggregate of 100,000 shares of common stock.

                                     -------------------------------------------

                                10   Shared Dispositive Power  292,831*

                                     *Includes options to purchase an aggregate of 292,831 shares of common stock.

                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                           638,289*

      *Includes options to purchase an aggregate of 392,831 shares of common stock.

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares            [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented                   11.0%
      Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                       IN

CUSIP No. 476153101
-------------------

1     Name of Reporting Person                  Edward  B. Seidner
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power               261,083
                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             0
Beneficially Owned by
Reporting Person With                -------------------------------------------

                                9    Sole Dispositive  Power         261,083
                                     -------------------------------------------

                                10   Shared Dispositive Power        292,831*

                                     *Includes options to purchase an aggregate of 292,831 shares of common stock.

                                     -------------------------------------------


11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                553,914*

      *Includes options to purchase an aggregate of 292,831 shares of common stock.

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              9.2%
       Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  IN

CUSIP No. 476153101
-------------------

1     Name of Reporting Person                  Fred J. Love
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power               585,662

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             0
Beneficially Owned by
Reporting Person With                -------------------------------------------

                                9    Sole Dispositive Power          585,662

                                     -------------------------------------------

                                10   Shared Dispositive Power        0


                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                585,662


      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              10.3%
       Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  IN

1     Name of Reporting Person                  Jerome I. Silverman
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [X]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             343,579*
Beneficially Owned by                *Shares are subject to options
Reporting Person With
                                     -------------------------------------------

                                9    Sole Dispositive Power

                                     -------------------------------------------

                               10    Shared Dispositive Power        343,579*
                                     *Shares are subject to options

                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                 343,579*

                                     *Shares are subject to options

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              6.0%
      Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  IN

CUSIP No. 476153101
-------------------

1     Name of Reporting Person                  Jara Enterprises, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power                     0

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             343,579*
Beneficially Owned by                *Shares are subject to options
Reporting Person With
                                     -------------------------------------------

                                9    Sole Dispositive  Power               0
                                     *Shares are subject to options

                                     -------------------------------------------

                                10   Shared Dispositive Power        343,579*
                                     *Shares are subject to options

                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                 343,579*

                          *Share are subject to options

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              6.0%
       Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  CO

CUSIP No. 476153101

1     Name of Reporting Person                  Convertible Enterprises, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power              0

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power            215,929
Beneficially Owned by
Reporting Person With                -------------------------------------------

                                9    Sole Dispositive  Power        0
                                     -------------------------------------------

                                10   Shared Dispositive Power       215,929

                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                215,929

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              3.8%
       Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  CO

CUSIP No. 476153101
-------------------

1     Name of Reporting Person                  Bright Star Enterprises, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power                     0

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power              25,000
Beneficially Owned by
Reporting Person With                -------------------------------------------

                                9    Sole Dispositive Power                0

                                     -------------------------------------------

                                10   Shared Dispositive Power         25,000

                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                  25,000

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              0.4%
      Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  CO

CUSIP No. 476153101
-------------------

1     Name of Reporting Person                  Jennifer Advertising, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                    (a) [ ]
      a Member of a Group                       (b) [ ]

      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                               OO

      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.

      --------------------------------------------------------------------------

                                7    Sole Voting Power                0

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power              35,000
Beneficially Owned by
Reporting Person With                -------------------------------------------

                                9    Sole Dispositive Power           0

                                     -------------------------------------------

                               10    Shared Dispositive Power         35,000

                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                                  35,000

      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares       [ ]

      --------------------------------------------------------------------------

13    Percent of Class Represented              0.6%
      Amount in Row (11)

      --------------------------------------------------------------------------

14    Type of Reporting Person                  CO

                           Statement on Schedule 13D/A
                                    under the
                   Securities Exchange Act of 1934, as amended

     This statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), constitutes Amendment No. 9 to the Statement on Schedule 13D previously filed which relates to each of the undersigned's beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock") of Jennifer Convertibles, Inc. ("Issuer"), whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797. Unless otherwise indicated, all terms referred to herein shall have the same respective meanings as those set forth in the Schedule 13D previously filed.

Item 1. Security and Issuer.
        --------------------

The title of the class of equity securities to which this Statement relates is the common stock, $.01 per share par value (the "Common Stock") of Jennifer Convertibles, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 419 Crossways Park Drive, Woodbury, NY 11797.

Item 2. Identity and Background.
        ------------------------

     (a) The name of the persons and entities filing (the "Reporting Persons") this Schedule 13D/A are Harley J. Greenfield ("Greenfield"), Edward B. Seidner ("Seidner"), Fred J. Love ("Love"), Jerome I. Silverman ("Silverman"), Jara Enterprises, Inc. ("Jara"), Convertible Enterprises, Inc. ("Convertible"), Bright Star Enterprises, Inc. ("Bright Star") and Jennifer Advertising, Inc., ("Advertising").

     (b) The business address of Greenfield and Seidner is 419 Crossways Park Drive, Woodbury, NY 11797. The business address of Love, Silverman, Jara , Convertible, Bright Star and Advertising is One Ames Court, Plainview, New York 11803.

     (c) Greenfield is currently a member of the Company's Board of Directors (the "Board"), the Chairman of the Board and the Chief Executive Officer of the Company. Seidner is currently a member of the Board and the Executive Vice President of the Company. Love is the sole stockholder of Jara. Silverman is the Chief Financial Officer of Jara.

     (d) The Reporting Persons have not been, during the last five years, convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Greenfield, Seidner, Love and Silverman are citizens of the United States. Jara, Convertibles, Bright Star and Advertising are New York corporations.

Item 3. Source and Amount Of Funds Or Other Consideration.
        --------------------------------------------------

        Not applicable.

Item 4. Purpose of Transaction.
        -----------------------

On January 12, 2001, the Company awarded options to purchase shares of Common Stock ("Options") as follows: Greenfield was granted options to purchase up to 300,000 shares of Common Stock; and Seidner was granted options to purchase up to 100,000 shares of Common Stock. The Options are subject to a three-year vesting period during which one-third (1/3) of the total grant vests each consecutive year for three years beginning on January 12, 2002. The exercise price of the Options is $3.51 and the Options expire on January 12, 2011.

     The Reporting Persons, except for Messrs. Greenfield and Seidner in their capacities as officers and directors of the Company, have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

(a)(b) The following table sets forth as of February 9, 2001, information regarding the beneficial ownership of the Common Stock by each Reporting Person and by all Reporting Persons as a group.

                                                                                             Percent of Class
Name of                                          Amount and Nature of                        Outstanding as of
Beneficial Owner                                Beneficial Ownership (1)                     February 2, 2001
----------------                                ------------------------                     ------------------
Harley Greenfield                                      638,289 (2)                                11.0%
Edward P. Seidner                                      553,914 (3)                                 9.2%
Fred J. Love                                           585,662 (4)(5)                             10.3%
Jerome I. Silverman                                    343,579 (5)(6)                              6.0%
Jara                                                   343,579 (5)(6)                              6.0%
Convertible                                            215,929 (7)                                 3.8%
Bright Star                                             25,000 (7)                                 0.4%
Advertising                                             35,000 (7)                                 0.6%
All Reporting Persons as a group                       1,192,203                                  20.9%
(eight persons)

-----------------------------

(1) All of such shares are owned directly with sole voting and dispositive power, unless otherwise noted below.

(2) Includes (a) 245,458 shares of Common Stock beneficially owned by Greenfield; (b) 100,000 shares of Common Stock underlying options to acquire convertible preferred stock granted to Mr. Greenfield by Klaussner Furniture Industries, Inc.; and (c) 292,831 shares of Common Stock underlying the Options granted to Greenfield by Love, Jara , Convertible, Bright Star and Advertising, over which Greenfield has no voting power but has shared dispositive power, as such shares may not be disposed of without the consent of Greenfield

(3) Includes (a) 261,083 shares of Common Stock; and (b) 292,831 shares of Common Stock underlying the Options granted to Seidner by Love, Jara, Convertible, Bright Star and Advertising, over which Seidner has no voting power but has shared dispositive power, as such shares may not be disposed of without the consent of Seidner.

(4) Includes (a) 343,579 shares of Common Stock owned by Jara, of which Love is the sole stockholder; and (b) 242,083 shares of Common Stock owned directly by Love. All such shares are subject to the options granted to Greenfield and Seidner by Love and Jara and, as such, these shares may not be disposed of without the consent of the relevant optionee.

(5) Silverman is the sole trustee of the Jara Trust, which holds all outstanding shares of Jara's capital stock. The Jara Trust was created pursuant to a Trust Agreement between Love, the sole stockholder of Jara, and Silverman, dated November 7, 1994, whereby Love granted all of his interests and rights in the Jara stock to the Jara Trust, which is managed and controlled by Silverman, as the sole trustee of the Jara Trust. All shares of Common Stock owned by Love are subject to the options granted by Love to Greenfield and Seidner and may not be disposed of without the consent of the relevant optionee. Accordingly Silverman has shared voting and dispositive of those shares of Common Stock which Jara may be deemed to be the beneficial owner of.

(6) Includes shares of Common Stock owned by Convertible, Bright Star and Advertising, the wholly-owned subsidiaries of Jara. All such shares of Common Stock are subject to the options granted by Love to Greenfield and Seidner and may not be disposed of without the consent of the relevant optionee.

(7) All of such shares are beneficially owned by Love, the sole stockholder of Jara. Such shares are subject to the options granted to Greenfield and Seidner and may not be disposed of without the consent of the relevant optionee.

     (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock made by the Reporting Persons were as described above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To
        ------------------------------------------------------------------------
Securities Of The Issuer.
-------------------------

     Not Applicable.

Item 7. Material To Be Filed As Exhibits.
        ---------------------------------

     Joint Filing Agreement

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated:   February ___, 2001
                                                /s/ Harley J. Greenfield
                                                --------------------------------
                                                Harley J. Greenfield

                                                /s/ Edward B. Seidner
                                                --------------------------------
                                                Edward B. Seidner

                                                /s/ Fred J. Love
                                                --------------------------------
                                                Fred J. Love

                                                /s/ Jerome I. Silverman
                                                --------------------------------
                                                Jerome I. Silverman

                                                Jara Enterprises, Inc.,

                                            By: /s/ Fred J. Love
                                                --------------------------------
                                                Fred J. Love, President

                                                Convertible Enterprises, Inc.,

                                            By: /s/ Fred J. Love
                                                --------------------------------
                                                Fred J. Love, President

                                                Bright Star Enterprises, Inc.,

                                            By: /s/ Fred J. Love
                                                --------------------------------
                                                Fred J. Love, President

                                                Jennifer Advertising, Inc.,

                                            By: /s/ Fred J. Love
                                                --------------------------------
                                                Fred J. Love, President